Calculation of Ratio of Earnings to Fixed Charges

	(in USD millions, except ratio)***	For the year ended 31 December 2016	For the year ended 31 December 2015	For the year ended 31 December 2014	For the year ended 31 December 2013	For the year ended 31 December 2012
Fixed Charges
	Interest expense*	1,043	971	1,205	784	964
+	Interest within rental expense	1,079	1,444	1,528	1,233	1,285
+	Capitalized interest	355	392	250	183	204
Total fixed charges (A)		2,477	2,807	2,983	2,201	2,452

Earnings
	Income before tax and minority interest	(178)	55	17,898	23,646	35,831
-	Equity in net inc non-consol investees	119	29	34	(20)	(288)
+	Distributed income of equity investees	(2)	(1)	(1)	(1)	(1)
=	Income before taxes, minority interests and equity investees	(60)	83	17,931	23,625	35,542
+	Fixed charges (A)	2,477	2,807	2,983	2,201	2,452
+	Ordinary depr capital interest	198	171	186	210	233
-	Capitalized interest	(355)	(392)	(250)	(183)	(204)
Total earnings		2,260	2,669	20,850	25,852	38,023

Ratio**		0.9	1.0	7.0	11.7	15.5

*From and including 2016, interest expense excludes change in fair value of derivatives. The ratio for earlier years has been re-stated to reflect this change

**The dollar amount of the deficiency in Earnings to Fixed Charges for the full year 2016 is USD 216 million

***On 1 January 2016, Statoil changed its presentation currency from Norwegian kroner (NOK) to US dollars (USD). Comparative figures in 2015, 2014, 2013 and 2012 have been represented in USD to reflect the change. For further details, reference is made to Note 26 Change of presentation currency to the Consolidated Financial Statements included in the 2016 20-F filing.